SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance of Voting Record of Outside Directors, etc.

	Date	Agenda	Name of Outside Directors and Non-Standing Director
			Jan Oosterveld	Woo Hyun Paik	Young Chan Kim	Ad Huijser	Frans van Houten	Bart van Halder	Ingoo Han
1	Feb 24, 2004	1. 2003 Performance	For	For	For	Appointed on Mar. 19	Absent	Appointed on Jul. 19	Appointed on Jul. 19
		2. Matters of AGM	For	For	For
2	May 4, 2004	1. Approval for the IPO	Resigned on Mar. 17	For	For	For	For
		2. AOI Amendment		For	For	For	For
		3. Appointment of Transfer Agent		For	For	For	For
3	Jun 23, 2004	1. Issuance of New Shares & ADR		Absent	For	For	For
		2. AOI Amendment			For	For	For
		3. Financing to the Employee Stock Ownership Association			For	For	For
		4. Trademark License Agreement			For	For	For
		5. Registration Rights Agreement			For	For	For
		6. Termination of the Joint Venture Agreement and Supply Agreement with major shareholders			For	For	For
4	Jul 16, 2004	1. Determination of Terms of New shares & ADR		For	For	For	For
5	Sep 3, 2004	1. Additional Issuance of New Shares & ADR upon exercise of the over-allotment Option		Absent	Resigned on Sep. 2	For	Resigned on Sep. 2	For	For
		2. Transaction Limits with Major Shareholders, etc.				For		For	For
6	Nov 30, 2004	1. 2004 Estimate & 2005 Business Plan		Absent		For		Absent	For
		2. BOD & Other Committee charters				For			For
		3. P7 Investment				For			For
		4. 2005 L/T Debt Funding plan				For			For

2. Remuneration of Outside Directors & Non-Standing Directors

(KRW Billion)

	Number of persons	Remuneration Limit		Results	Average Payment per Person	Remarks
Non-Standing Director	2	13.4	*	—	—
Outside Director**	2			0.045	0.023

*	Includes KRW 2.5 billion which was approved by the Annual General Meeting as the remuneration limit (excluding incentives) for key executives (including directors) and incentives as authorized by the Annual General Meeting to the BOD.
**	Outside Directors were newly appointed in July 2004.

II. 2004 Transaction Results of LG.Philips LCD H.Q. with Major Shareholders and Their Affiliates

1. Each Direct Transaction Equivalent to 1% or More of 2003 Total Assets or Sales Revenue.

(KRW Billion)

Transaction Type	Counterpart	Contract Period	Contract Amount	Ratio*
Construction	LG Engineering & Construction Corp.	Jul.2004 ~ Aug.2005	449	7.4%
Construction	LG Engineering & Construction Corp.	Mar.2004 ~ Aug.2005	441	7.3%
Construction	LG Engineering & Construction Corp.	Mar.2004 ~ Aug.2005	257	4.3%

*	Compared to 2003 Sales revenue of KRW 6,031 Billion

2. 2004 Total Amount of Transactions, Which Is Equivalent to 5% or More of 2003 Total Assets or Sales Revenue.

(KRW Billion)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales	LG.Philips LCD America Inc.(Subsidiary)	Jan.2004~Dec.2004	713	11.8%
Sales	LG.Philips LCD Germany GmbH(Subsidiary)	Jan.2004~Dec.2004	963	16.0%
Sales	LG.Philips LCD Japan Co., Ltd. (Subsidiary)	Jan.2004~Dec.2004	887	14.7%
Sales	LG.Philips LCD Taiwan Co., Ltd. (Subsidiary)	Jan.2004~Dec.2004	1,379	22.9%
Sales	LG.Philips LCD Hong Kong Co., Ltd. (Subsidiary)	Jan.2004~Dec.2004	615	10.2%
Sales	LG.Philips LCD Shanghai Co., Ltd. (Subsidiary)	Jan.2004~Dec.2004	778	12.9%
Sales	LG.Philips LCD Nanjing Co., Ltd. (Subsidiary)	Jan.2004~Dec.2004	1,733	28.7%
Sales/Purchase	LG Electronics Inc. (Major Shareholder)	Jan.2004~Dec.2004	719	11.9%
Construction	LG Engineering & Construction Corp. (Affiliate)	Jan.2004~Dec.2004	829	13.7%
Purchase	LG Chem. Ltd. (Affiliate)	Jan.2004~Dec.2004	398	6.6%
Purchase	LG International Japan Co., Ltd. (Affiliate)	Jan.2004~Dec.2004	1,431	23.7%

*	Compared to 2003 Sales revenue (KRW 6,031 Billion)

III. Reference Relating to the Business

1. Overview

A. Industry

(1) Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for the flat panel displays is growing rapidly. There are high entry barriers due to its technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale etc. There is strong competition between limited number of players within the industry.

-	The demand for LCD panels for notebooks & monitors has been closely related to the IT industry. The demand for LCD panel for TV is growing as HDTV broadcasting starts and as LCD TV will play a key role in the digital display area. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, etc., are growing steadily.

(2) Cyclicality of LCD industry

-	The TFT-LCD business has high cyclicality as a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodical business cycle caused by imbalances between demand and supply due to capacity expansion within the industry.

(3) Competitiveness

-	Core competitiveness includes technology leadership, capability to design new product and premium product, timely investment into advanced Fab, cost leadership through application of large lines and innovation of process and productivity, and collaborative customer relationship.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

(4) Sourcing material

-	Major part of color filters is sourced in-house, and other materials are supplied by domestic and overseas vendors. However, domestic portion has grown due to the active participation of the domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from the capacity expansion in the TFT-LCD industry.

(5) Others

-	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c.	Japan: Sharp, Hitachi, etc.

d.	China: SVA-NEC LCD, BOE-OT

B. Company

(1) Company overview

-	We started the TFT-LCD business in 1998 and became the first LCD maker in the world which commenced commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002 to meet the demand for large-size monitors. In addition, we started mass production of the 6th generation fab (P6) in August 2004, which provided us with a full line-up of products and which makes us to meet customer demand for the growing LCD TV panel in addition to LCD panels for Notebook PC and Monitor, etc.

-	Business area of the company for disclosure is limited to LCD business.

(2) Market shares

-	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	from Q1 to Q3 in 2004	2003
Panel for Notebook	18.9%	19.9%
Panel for Monitor	22.1%	23.4%
Panel for TV	20.0%	26.0%
Total	20.8%	22.5%

      (Source: DisplaySearch Q4 2004)

(3) Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered in America, Japan, Europe and China.

(4) New business etc.

-	We currently operate six fabrication facilities located in Gumi, Gyeongsangbuk-do province, Korea and three module facilities located in Gumi, Geyongsangbuk-do province, Korea and Nanjing, China.

-	In March 2004, we broke ground for a new TFT-LCD industrial complex in Paju, Korea, and construction of P7 is currently in progress.

Organization chart

- JRD : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1) Date and Time: 9:00 A.M., March 23, 2005 (Wednesday)

(2) Venue : Auditorium in the 1st Basement of LG Twin Towers (East Wing)

                20, Yoido-dong, Youngdungpo-Gu, Seoul, Korea

B. Agenda for Meeting

(1)	For reporting:	a. Auditor’s Report

b. Business Report

c. Appointment of External Auditor

d. Transactions with Major Shareholders and Their Affiliates in 2004

(2)	For approval:	a. Non-Consolidated Financial Statements of Fiscal Year 2004

b. Amendment to the Articles of Incorporation

c. Appointment of Directors

d. Appointment of Audit Committee Members

e. Remuneration Limit for Directors

f. Regulations on Severance Payment for Directors

C. Details of Agenda for Approval

Agenda 1: Non-Consolidated Financial Statements of Fiscal Year 2004

(1) Business Performance in FY 2004

-	Despite the challenging business environment, particularly the strong appreciation of Korean Won currency and price erosion in the second half of 2004, sales revenues increased to KRW 8,080 billion by 34% compared to 2003. Net income also increased to KRW 1,655 billion by 62% compared to 2003.

(2) Financial Statements

a. Non-consolidated Balance Sheets

(Based on Korean GAAP)	(KRW Million)

Description	FY 2004	FY 2003	Remarks
1. Current assets	2,638,616	1,918,329
2. Fixed assets	6,960,077	4,295,753
1) Investment assets	409,955	203,343
2) Tangible assets	6,366,651	3,874,428
3) Intangible assets	183,471	217,982

Total Assets	9,598,693	6,214,082

1. Current liabilities	1,900,765	2,044,005
2. Non-current liabilities	1,925,286	1,276,045

Total Liabilities	3,826,051	3,320,050

1. Capital stock	1,626,579	1,450,000
2. Capital surplus	1,012,271	—
3. Retained earnings	3,091,674	1,436,229
4. Capital adjustment	42,118	7,803

Total Shareholder’s Equity	5,772,642	2,894,032

Total Liabilities and Total Shareholder’s Equity	9,598,693	6,214,082

b. Non-Consolidated Income Statements

(Based on Korean GAAP)	(KRW Million)

Description	FY 2004	FY 2003	Remarks
1. Sales	8,079,891	6,031,261
2. Cost of good sold	(6,196,624)	(4,751,387)
3. Gross income	1,883,267	1,279,874
4. SG&A	(242,559)	(193,357)
5. Income from operations	1,640,708	1,086,517
6. Non-operating income	425,624	149,993
7. Non-operating expenses	(383,265)	(226,779)
8. Extraordinary gains	—	—
9. Extraordinary losses	—	—
10. Income before income tax	1,683,067	1,009,731
11. Income tax expense	(27,622)	9,369
12. Net income	1,655,445	1,019,100

*	For purposes of comparison, Income Statements for FY 2003 was reclassified to reflect changes in Korean GAAP.

c. Non-Consolidated Statements of Appropriations of Retained Earnings

(Based on Korean GAAP)	(KRW Million)

Description	FY 2004	FY 2003	Remarks
1. Retained earnings before appropriations	2,963,337	1,307,892
a. Unappropriated retained earnings carried over from prior years	1,307,892	288,792
b. Net income	1,655,445	1,019,100
2. Appropriations of retained earnings	0	0
a. Dividend	0	0
3. Unappropriated retained earnings to be carried forward to subsequent year	2,963,337	1,307,892

Agenda 2: Amendment to the Articles of Incorporation

(1)	Purpose:	To grant stock options to the officers and employees of LG.Philips LCD by a resolution of the BOD to the extent of not more than 1% of the total number of issued and outstanding shares and to switch ‘Joint Representative Directors System’ to ‘A Single Representative Director or Two Joint Representative Directors System’.

(2)	Details of Amendment

Article	Current Provision	Proposed Provision
Article 10-2	(1) The Company may grant stock options to its officers and employees by a special resolution of the General Meeting of Shareholders pursuant to Article 189-4 of the SEA, to the extent of not more than 15% of the total number of issued and outstanding shares. In this case, the shareholders may resolve to grant performance-linked stock options, linked with the Company’s performance or market index.	(1) The Company may grant stock options to its officers and employees (including the officers and employees of the Company’s affiliated company as defined in Article 189-4, Paragraph (1) of the SEA; the same shall apply hereinafter) by a special resolution of the General Meeting of Shareholders pursuant to Article 189-4 of the SEA, to the extent of not more than 15% of the total number of issued and outstanding shares; provided, however, that the Company may grant stock options to its officers and employees by a resolution of the Board of Directors to the extent of not more than 1% of the total number of issued and outstanding shares in accordance with the relevant laws and regulations. In this case, the shareholders or the Board of Directors may resolve to grant performance-linked stock options, linked with the Company’s performance or market index.

(2) The officers and employees of the Company or the Company’s subsidiaries, who have contributed, or have the capacity to contribute, to the establishment, management, overseas sales or technical improvement of the Company, may be granted stock options; provided, however, that those who are prohibited from being granted stock options under the applicable law and regulation may not be granted stock options.	(2) The officers and employees, who have contributed, or have the capacity to contribute, to the establishment, management, overseas sales or technical improvement of the Company, may be granted stock options; provided, however, that those who are prohibited from being granted stock options under the applicable law and regulation may not be granted stock options.

(3) The shares to be issued by the Company to its officers or employees by the exercise of their stock options (which shall refer to the shares being the basis for calculation in case the Company pays the difference, either in cash or shares, between the exercise price of stock options and the market price) shall be common shares in non-bearer form.	(3) Same as the left

(4) The terms and conditions, including features, exercise price, etc., of stock options shall be determined by a shareholders’ resolution, pursuant to the applicable law and these Articles of	(4) The terms and conditions, including features, exercise price, etc., of stock options shall be determined by a special resolution of the General Meeting of Shareholders or a resolution of the Board

Incorporation. The matters that are not set out to be decided by a shareholders’ resolution under the applicable law or these Articles of Incorporation may be determined by the Board of Directors or a committee designated by the Board of Directors.	of Directors, pursuant to the applicable law and these Articles of Incorporation. The matters that are not set out to be decided by a resolution of the General Meeting of Shareholders or the Board of Directors under the applicable law or these Articles of Incorporation may be determined by the Board of Directors or a committee designated by the Board of Directors.

(5) Stock options may be exercised after at least 2 years, but not more than the number of years set by the relevant shareholders’ resolution within 10 years, have elapsed from the date of the shareholders’ resolution. Any person with a stock option may exercise such stock option only if he/she has served the Company for at least two (2) years from the date of the relevant shareholders’ resolution, unless otherwise specified in the relevant law.	(5) Stock options may be exercised after at least 3 years, but not more than the number of years set by the relevant resolution of the General Meeting of Shareholders or the Board of Directors within 7 years, have elapsed from the date of the relevant resolution of the General Meeting of Shareholders or the Board of Directors. Any person with a stock option may exercise such stock option only if he/she has served the Company for at least two (2) years from the date of the relevant resolution of the General Meeting of Shareholders or the Board of Directors, unless otherwise specified in the relevant law.

(6) With respect to distribution of dividends for shares issued upon the exercise of stock options, Article 11 and Article 43-2, Paragraph (4) shall apply mutatis mutandis.	(6) ~ (7) Same as the left

(7) The Company may cancel the grant of stock options by a resolution of the Board of Directors in any of the following cases:

1. Where an officer/employee of the Company voluntarily retires or resigns from his/her office after being granted stock options;

2. Where an officer/employee of the Company incurs substantial damages to the Company due to his/her willful misconduct or negligence;

3. Where the Company cannot respond to the exercise of an officer/employee’s stock options due to the Company’s liquidation or dissolution; or

4. Where any cause for cancellation set forth in the stock option agreement occurs.

Article 17.1	(1) Unless otherwise provided for in the relevant laws and regulations, a General Meeting of Shareholders shall be convened jointly by the Company’s Joint Representative Directors pursuant to a resolution of the Board of Directors. In the absence of a Joint Representative Director, the other Joint Representative Director shall convene the meeting. In the absence of the both Joint Representative Directors, a Director who is responsible pursuant to the order of priority as determined by the Board of Directors, shall convene the meeting.	(1) Unless otherwise provided for in the relevant laws and regulations, a General Meeting of Shareholders shall be convened by the Company’s Representative Director pursuant to a resolution of the Board of Directors. However, if the Company has Joint Representative Directors, a General Meeting of Shareholders shall be convened jointly by the Joint Representative Directors; provided that, in the absence of a Joint Representative Director, the other Joint Representative Director shall convene the meeting, and provided, further, that, in the absence of both Joint Representative Directors, a Director who is responsible pursuant to the order of priority as determined by the Board of Directors, shall convene the meeting.

Article 18	The Chief Executive Officer and Joint Representative Director or a Director designated by the Chief Executive Officer and Joint Representative Director shall serve as Chairman of the General Meeting of Shareholders. In the absence of such Directors, other Directors shall act as Chairman in accordance with the order of Directors fixed by the Board of Directors.	The Representative Director or a Director designated by the Representative Director shall serve as Chairman of the General Meeting of Shareholders. If the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director or a Director designated by the Chief Executive Officer and Joint Representative Director shall serve as Chairman of the General Meeting of Shareholders; provided that, in the absence of such Directors, other Directors shall act as Chairman in accordance with the order of Directors fixed by the Board of Directors.

Article 29	(Appointment of Joint Representative Directors)	(Appointment of Representative Director or Joint Representative Directors)

	(1) The Company shall have two (2) Joint Representative Directors: Chief Executive Officer and Chief Financial Officer. The Joint Representative Directors shall be appointed by a resolution of Board of Directors’ meeting from the Company’s Directors.	(1) The Company shall either have one Representative Director or two (2) Joint Representative Directors. If the Company has two (2) Joint Representative Directors, they shall be the Chief Executive Officer and the Chief Financial Officer. The Representative Director or the two Joint Representative Directors shall be appointed by a resolution of the Board of Directors’ meeting from the Company’s Directors.

	(2) The Joint Representative Directors shall act jointly on all matters. The Joint Representative Directors shall be responsible for the day-to-day management of the Company and shall have authority to make decisions and to take actions on all matters that are not required under this Articles of Incorporation or by law to be referred to the Board of Directors or to be decided at a General Meeting of Shareholders.	(2) In the case of the Company having one Representative Director, the Representative Director shall act severally on all matters, and in the case of the Company having two Joint Representative Directors, the Joint Representative Directors shall act jointly on all matters. The Representative Director or Joint Representative Directors, as the case may be, shall be responsible for the day-to-day management of the Company and shall have authority to make decisions and to take actions on all matters that are not required under this Articles of Incorporation or by law to be referred to the Board of Directors or to be decided at a General Meeting of Shareholders.

Article 30.1

(1) Meetings of the Board of Directors shall be convened by either or both Joint Representative Directors when they deem the same to be necessary or advisable, but no less frequently than on a quarterly basis. When any Director so requests in writing, either or both Joint Representative Directors shall convene a meeting of the Board of Directors within two (2) weeks after receiving such request. If the Joint Representative Directors fail to do so, the Director having requested such meeting will have the right to take the steps necessary for convening a meeting of the Board of Directors. Meetings of the Board of Directors shall be conducted in the English language and shall be translated into the Korean language by an interpreter, if necessary.

(1) Meetings of the Board of Directors shall be convened by the Representative Director, or, if the Company has Joint Representative Directors, by either or both Joint Representative Directors when they deem the same to be necessary or advisable, but no less frequently than on a quarterly basis. When any Director so requests in writing, the Representative Director, or, if the Company has Joint Representative Directors, either or both Joint Representative Directors) shall convene a meeting of the Board of Directors within two (2) weeks after receiving such request. If the Representative Director fails, or as the case may be, the Joint Representative Directors fail to do so, the Director having requested such meeting will have the right to take the steps necessary for convening a meeting of the Board of Directors. Meetings of the Board of Directors shall be conducted in the English language and shall be translated into the Korean language by an interpreter, if necessary.

Article 41

(1) The Joint Representative Director (Chief Executive Officer) of the Company shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the Audit Committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The Joint Representative Director (Chief Executive Officer) shall submit the following documents and the business report to the ordinary General Meeting of Shareholders for approval:

1. Balance sheet;

(1) The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director of the Company shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the Audit Committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director, shall submit the following documents and the business report to the ordinary General Meeting of Shareholders for approval:

1. Balance sheet;

2. Profit and loss statement; and	2. Profit and loss statement; and

3. Statement of appropriation of retained earnings or statement of disposition of deficit.	3. Statement of appropriation of retained earnings or statement of disposition of deficit.

(2) The Audit Committee shall submit the auditors’ report to all Directors one (1) week prior to the day set for the ordinary General Meeting of Shareholders.	(2) Same as the left

(3) The Joint Representative Director (Chief Executive Officer) shall keep on file, from one (1) week before the day set for the ordinary General Meeting of Shareholders, the documents described in Paragraph (1) above and supplementary documents together with the business report and the auditors’ report at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years.	(3) The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director shall keep on file, from one (1) week before the day set for the ordinary General Meeting of Shareholders, the documents described in Paragraph (1) above and supplementary documents together with the business report and the auditors’ report at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years.

(4) The Joint Representative Director (Chief Executive Officer) shall give public notice of the balance sheet and the external auditors’ opinion immediately after the documents referred to in Paragraph (1) above have been approved at the General Meeting of Shareholders.	(4) The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director shall give public notice of the balance sheet and the external auditors’ opinion immediately after the documents referred to in Paragraph (1) above have been approved at the General Meeting of Shareholders.

Addenda	ADDENDA (as of March 23, 2005) These Articles of Incorporation shall be effective from March 23, 2005.

Agenda 3: Appointment of Directors

A) Bon Joon Koo

•	Date of Birth: December 24, 1951

•	Candidate for Outside Director: No

•	Relationship with Major Shareholders: A relative

•	Nominator: Board of Directors

•	Current Job: Joint Representative Director & CEO, Vice Chairman of LG.Philips LCD Co., Ltd.

•	Major Career: M.B.A. degree from the University of Chicago

Project Manager/Product Planning in AT&T, USA (1982)

Vice President, LG Electronics Co., Ltd. (1987)

EVP, LG Chem.Ltd. (1996)

President & CEO, LG Semicon Co., Ltd. (1997)

•	Business Transaction with LPL during the last 3 years: None

B) Ron H. Wirahadiraksa

•	Date of Birth: June 10, 1960

•	Candidate for Outside Director: No

•	Relationship with Major Shareholders: None

•	Nominator: Board of Directors

•	Current Job: Joint Representative Director & CFO, President of LG.Philips LCD Co., Ltd.

•	Major Career: Undergraduate and Graduate degrees in business economics from the Free University of Amsterdam

CFO, Philips Greece (1993)

CFO, Philips Malaysia (1995)

CFO, Flat Display Systems, Philips Components division (1998)

•	Business Transaction with LPL during the last 3 years: None

C) Hee Gook Lee

•	Date of Birth: March 19, 1952

•	Candidate for Outside Director: No

•	Relationship with Major Shareholders: Executive Officer of Major Shareholder

•	Nominator: Board of Directors

•	Current Job: President & CTO, LG Electronics Inc.

•	Major Career: Ph.D. of Engineering in Electronic Engineering, Stanford University

EVP, LG Semicon Co., Ltd. (1995)

Head of LG Electronics Technology Center (2001)

•	Business Transaction with LPL during the last 3 years: None

D) Dong Woo Cheon

•	Date of Birth: January 15, 1945

•	Candidate for Outside Director: Yes

•	Relationship with Major Shareholders: None

•	Nominator: Board of Directors

•	Current Job: Standing Auditor, DongbuAnam Semiconductor Inc.

•	Major Career: Ph.D. in Electronic Engineering, University of Texas at Austin

Samsung HP (1975)

Head of Semicon Division, Hyundai Electronics (1983)

EVP, LG Semicon Co., Ltd. (1988)

•	Business Transaction with LPL during the last 3 years: None

E) Bong Sung Oum

•	Date of Birth: March 2, 1952

•	Candidate for Outside Director: Yes

•	Relationship with Major Shareholders: None

•	Nominator: Board of Directors

•	Current Job: CEO of Inance.com

•	Major Career: Ph.D. in Economics, Cornell University

Senior Researcher in KDI (Korea Development Institute) (1982)

CEO of Inance.com (2000)

•	Business Transaction with LPL during the last 3 years: None

F) Doug Dunn

•	Date of Birth: May 5, 1944

•	Candidate for Outside Director: Yes

•	Relationship with Major Shareholders: None

•	Nominator: Board of Directors

•	Current Job: Board member of ARM Holdings, STMicroelectronics, SOITEC and Sendo

•	Major Career: Bachelor of Science in Electrical and Electronics Engineering, Sheffield University, UK

CEO of CE Division and Semiconductor Division, Royal Philips Electronics (1993)

President & CEO, ASML (2000)

•	Business Transaction with LPL during the last 3 years: None

Agenda 4: Recommendation of Candidates for Members of Audit Committee

A) Bart van Halder

•	Date of Birth: August 17, 1947

•	Candidate for Outside Director: Current outside director

•	Relationship with Major Shareholders: None

•	Nominator: Board of Directors

•	Current Job: Professor in management control of the University of Amsterdam, the Netherlands and trainer in accounting

•	Major Career: Master’s Degree in business econometrics from the University of Tilburg in the Netherlands

Director (second in command) of Philips Corporate M&A (1991)

CFO of the world-wide activities of Philips Medical Systems (1993)

Senior Director of Corporate Accounting and Group Controller, Philips (1996)

•	Business Transaction with LPL during the last 3 years: None

B) Ingoo Han

•	Date of Birth: October 15, 1956

•	Candidate for Outside Director: Current outside director

•	Relationship with Major Shareholders: None

•	Nominator: Board of Directors

•	Current Job: Professor in Accounting Information Systems of Graduate School of Management, KAIST

•	Major Career: Ph.D. in Accounting Information Systems from the University of Illinois at Urbana-Champaign

Certified Public Accountant, Korea (1983)

Certified Management Accountant, USA (1990)

Professor in Accounting Information Systems of Graduate School of Management, KAIST (1993)

•	Business Transaction with LPL during the last 3 years: None

C) Bong Sung Oum

•	Date of Birth: March 2, 1952
•	Candidate of Outside Director: Yes
•	Relationship with Major Shareholders: None
•	Nominator: Board of Directors
•	Current Job: CEO of Inance.com
•	Major Career: Ph.D. in Economics, Cornell University

Senior Researcher in KDI (Korea Development Institute) (1982)

CEO of Inance.com (2000)

•	Business Transaction with LPL during the last 3 years: None

Agenda 5: Approval of Remuneration Limit for Directors

Category	FY2004		FY2005
Number of Directors (Number of Outside Directors)	6	(2)*	9	(5)
Total Amount of Remuneration or Remuneration Limit	KRW 13.4 billion	**	KRW 13.4 billion

*	As of Dec. 31, 2004 (Outside directors were newly appointed in July 19, 2004.)
**	Includes KRW 2.5 billion which was approved by the Annual General Meeting as the remuneration limit (excluding incentives) for key executives (including directors) and incentives as authorized by the Annual General Meeting to the BOD.

Agenda 6: Approval of Regulations on Severance Payment for Directors

As the remuneration limit for Directors must be approved by the resolution of the Annual General Meeting under the Korean Commercial Code and as the severance payment is included in the remuneration limit, regulations on severance payment for directors will be approved at the Annual General Meeting.

•	Summary of Regulations

Severance payment for Directors shall be granted to those who work on a full-time basis as Directors appointed at the Annual General Meeting. The method of calculating a severance payment shall be (basic monthly payment at the time of retirement x 22÷12) x (payment rate for the relevant position) with respect to every one (1) year of his/her service at the relevant position.

IV. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a.	Name of Solicitor : LG.Philips LCD Co., Ltd. (“LPL”)

b.	Number of Shares Held : None

c.	The Major Shareholders of the Solicitor

Name of major shareholders	Relationship with LPL	Number of shares held	Ownership ratio
LG Electronics Inc.	Major shareholder	145,000,000 (common stock)	44.57%
Philips Electronics	Major shareholder	145,000,000 (common stock)	44.57%

2. Matters Relating to the Proxy

a. Name of Agent for the Proxy :	Dong Joo Kim	Heung Won Park

b. Number of Share Held by Two Agent :	800 (common stock)	398 (common stock)

c. Relationship with LPL :	Vice President	Senior Manager

3. Matters Relating to Shareholders Whom Proxy Is Asked to

a. Criteria for Selection : all shareholders holding more than 50,000 shares of LG.Philips LCD common stock, representing 91.66% of voting right

b. List of Shareholders to Be Asked for Proxy

No	Shareholders	Shares
1	LG Electronics	145,000,000
2	Philips Electronics	145,000,000
3	EURO-PACIFIC GROWTH FUND	1,257,060
4	National Pension Corporation	912,550
5	CAPITAL INTERNATIONAL EM	698,330
6	Lønmodtagernes Dyrtidsf	275,880
7	SSB-AM FD INS	251,600
8	EMERGING MARKETS GROWTH	186,900
9	Miraeasset-Independence Fund	143,945
10	Hana Bank (KITC)	139,500
11	ROYAL MAIL PENSIONS TRUST	136,620
12	Hana Bank (Consus Asset Management)	132,000
13	TIGER TECHNOLOGY, L.P.	127,287
14	Pension Fund-Euryth 3	125,000
15	Woori Bank(Hanil Investment Trust Management)	118,800
16	STICHING EMERGING MARKET	117,000
17	Pension Fund-Mirae Asset	115,000
18	K.T.P.	114,500
19	THE ROYAL LONDON INTL GROWTH	113,980
20	ABU DHABI INVESTMENT AUT.	113,860
21	SCOTTISH LIFE PACIFIC TRUST	106,900
22	Kookmin Bank (KITC)	104,490
23	Pension Fund-Midas	102,250
24	Pension Fund-Mirae 2	100,000
25	Pension Fund-SK Investment Trust	90,000
26	DB LDN-DEUTSCHE BANK AG,	89,500
27	SSB-DWS PANIERE BORSE-U5	88,300
28	Hana Bank (Daehan Investment Trust)	84,421
29	GIS-NEW STAR TECH	84,350
30	Korea Exchange Bank(Daehan Investment Trust)	81,122
31	Woori Bank (Daehan Investment Trust)	80,818
32	Korea Life Insurance -Macquarie #3	78,500

No	Shareholders	Shares
33	Miraeasset-Discovery Fund	78,000
34	Pension Fund (KITC)	76,760
35	Korea Life Insurance -Macquarie #2	75,000
36	DUCATO GESTIONI SGRS PA	75,000
37	CREDIT SUISSE FINANCIAL	73,300
38	Shinhan Bank(KB Asset Management)	71,465
39	Woori Bank(Mirae Asset Investment Trust)	70,120
40	Pension Fund-Cosmo	70,000
41	Pension Fund-Jueun Investment Trust #2	70,000
42	HENDERSON GLOBAL FUNDS	70,000
43	NTC-BARING KOR TST	70,000
44	EMERGING MARKETS TRUST	68,010
45	Pension Fund- Midas #2	67,000
46	Pension Fund-Balance	66,000
47	Pension Fund-CBF	65,380
48	LEGAL N GENERAL ASSURANC	64,840
49	Kookmin Bank (Samsung Investment Trust)	63,750
50	Kookmin Bank (Mirae Asset Investment Trust)	60,913
51	MACQUARIE EQUITIES SERVI	60,328
52	Gyeseong Institution	60,000
53	MSIL-MS CO INTL LTD	57,450
54	Hanwha Securities	57,390
55	HSBC(Kookmin Investment Trust Management)	56,656
56	SSB-NCC IEMST	55,890
57	ML VUL	55,060
58	Kookmin Bank	55,000
59	Pension Fund-Hana Allianz life	53,980
60	Kim Young Hae	52,270
61	Government Employee Fund	51,000
62	Pesion Fund-Fides #1	50,000
63	Pesion Fund-Fides #2	50,000
64	BONY-DWS INV ITALY	50,000

4. Others

- The Period of Proxy Instruction ; From Feb. 18, 2005 to 9:00 A.M., Mar. 23, 2005 (before the 20th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 15, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer